UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED):
November 3, 2005

SUPREME INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**1-8183**	**75-1670945**
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

P.O. Box 237
2581 E. Kercher Road
Goshen, Indiana 46528
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: - (574) 642-3070

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2.below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 - Financial Information

Item 2.02 Results of Operations and Financial Condition.

On November 3, 2005, Supreme Industries, Inc. (the "Company") issued a press release (the "Press Release") announcing its financial results for the third quarter ended September 24, 2005, the nine months ended September 24, 2005 and certain other information. A copy of the press release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference into this Item 2.02, and the foregoing description of the Press Release is qualified in its entirety by reference to this exhibit.

On November 3, 2005, the Company held a conference call to discuss its financial results for its third quarter ended September 24, 2005 and the nine months ended September 24, 2005. A transcript of the conference call is being furnished as Exhibit 99.2 to this Current Report of Form 8-K.

Pursuant to General Instruction B.2 of Form 8-K, the information in this Form 8-K, including the exhibits shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished with this Form 8-K.

Exhibit No.	Description
99.1	Press release dated November 3, 2005, reporting results for the fiscal quarter ended September 24, 2005.
99.2	Transcript of conference call held by the Company on November 3, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPREME INDUSTRIES, INC.

Dated: November 8, 2005   BY: /s/ Jeffery D. Mowery
                        Jeffery D. Mowery
                        Vice President of Finance and Chief Financial Officer

                        (Signing on behalf of the Registrant and as Principal Financial Officer)

EXHIBIT INDEX

99.1	Press release dated November 3, 2005, reporting results for the fiscal quarter ended September 24, 2005.
99.2	Transcript of conference call held by the Company on November 3, 2005.

Exhibit 99.1

SUPREME INDUSTRIES, INC.

For Immediate Release

Contact: Robert W. Wilson
Executive Vice President
(574) 642-4888

Supreme Industries Reports Improved Earnings and Revenues For the Third-Quarter and Nine-Month Periods

- ***Quarterly revenues increased 9.2% to $77.3 million***
- ***EPS in the quarter increased 42.9%***
- ***Order backlog remains strong at $69.1 million***

GOSHEN, Ind., November 3, 2005 — Supreme Industries, Inc. — (AMEX:STS), a leading manufacturer of specialized vehicles including truck bodies and shuttle buses, today announced improved financial results for the 2005 third-quarter and nine-month periods ended September 24, 2005, over the same periods of last year.

Continued demand for the Company's truck body and bus product lines produced higher revenues and earnings in the third quarter and first nine months of 2005. The Company recorded revenues of $77.3 million for the third quarter of 2005, compared to $70.8 million for the same period last year, an increase of $6.5 million or 9.2 percent. Revenues in the first nine months improved $27.9 million, or 11.9 percent, to $263.1 million in the 2005 period from $235.2 million in the 2004 period.

Net income for the third quarter was $1.3 million, or $0.10 per diluted share, in 2005 compared to $0.9 million, or $0.07 per diluted share, in 2004, and for the first nine months was $7.3 million, or $0.57 per diluted share, for the 2005 period and $3.8 million, or $0.30 per diluted share, in the 2004 period.

Gross profit as a percentage of net sales decreased slightly in the current quarter versus the same period last year. Improvements in direct labor, overhead and delivery expenses as a percentage of net revenues were offset by an increase in material cost as a result of the Company's annual physical inventories. Management believes this increase in material cost is a result of multiple factors, including among others, changes in demand that influence product mix, highly customized products and the associated manufacturing processes, updates to core products and development of new products. Additionally, rapidly escalating raw material costs during 2004 coupled with a significant increase in revenue further contributed to the adjustments. Gross profit improved for the nine months ended September 24, 2005 primarily as a result of the price increases the Company implemented throughout 2004 and the beginning of 2005.

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Additionally, gross profit in the 2005 third-quarter and nine-month periods was negatively impacted by an escalation in group health insurance costs, particularly in the second quarter. These costs increased by $343,000 and $1,081,000 for the third-quarter and nine-month periods ended September 24, 2005 respectively, compared to the corresponding periods in 2004.

Selling, general and administrative expenses decreased as a percent of net sales from 8.7 percent in the 2004 third quarter to 7.8 percent in the 2005 third quarter, and from 7.7 percent in the first nine months of 2004 to 7.5 percent in the same period of 2005. Selling, general and administrative expenses as a percentage of net sales decreased due to increased sales.

Interest expense increased from $259,000 in the third quarter of 2004 to $511,000 in the same period of 2005. For the first nine months, interest expense increased from $667,000 in 2004 to $1.6 million in 2005. The increase in interest expense for both periods is a result of increased debt incurred principally for increased working capital and higher short-term interest rates in 2005 versus 2004.

Stockholders' equity improved to $74.8 million, and working capital increased to $56.5 million; the Company continues to aggressively manage its working capital assets. Backlog was $69.1 million as of September 24, 2005.

Robert W. Wilson, executive vice president, stated, "The Company experienced increased revenues in the first nine months of 2005 primarily as a result of the price increases the Company implemented throughout 2004 and to a lesser extent in 2005 as well as an increase in fleet business. Despite the reduced gross margin in the third quarter, Supreme achieved a 90 percent increase in diluted EPS in the first nine months of 2005 versus 2004. The Company remains on track to achieve its 2005 gross margin goal of no less than 12 percent.

Wilson concluded, "While the competitive landscape remains challenging, Supreme's backlog, especially in the bus division, along with its strong positioning within the truck and bus markets, creates optimism for the future."

As announced on October 28, 2005, Supreme's board of directors approved a $0.095 per share cash dividend on its outstanding Class A and Class B Common Stock to be paid on November 21, 2005, to shareholders of record on November 14, 2005. This cash dividend is the ninth consecutive quarterly cash dividend in what the Company intends to be a continuing series of quarterly cash dividends, business conditions permitting.

A live webcast of Supreme Industries' earnings conference call can be heard today at 4:30 p.m. Eastern Time at www.supremeind.com.

Supreme Industries, Inc. is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans® line of special-purpose "shuttle-type" buses. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

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The Company's significant accounting policies are discussed in Note 1 of the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for the year ended December 25, 2004. In Management's opinion, the Company's critical accounting policies include allowance for doubtful accounts, excess and obsolete inventories, inventory relief, accrued insurance and accrued warranty.

This report contains forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995), other than historical facts, which reflect the view of the Company's management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend," and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by and information currently available to the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, raw material cost increases, and severe interest rate increases. Furthermore, the Company can provide no assurance that such raw material cost increases can be passed on to its customers through implementation of price increases for the Company's products. The forward-looking statements contained herein reflect the current views of the Company's management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.

Financial tables follow……..

Supreme Industries, Inc. and Subsidiaries Consolidated Statements of Income (Unaudited)

	Three Months Ended		Nine Months Ended	
	September 24, 2005	September 25, 2004	September 24, 2005	September 25, 2004
Revenue:				
Net sales	$77,055,374	$70,583,750	$262,594,085	$234,805,503
Other income	231,583	194,721	531,801	383,380
	77,286,957	70,778,471	263,125,886	235,188,883
Costs and expenses:				
Cost of sales	68,797,402	62,926,848	230,464,233	210,382,935
Selling, general and administrative	5,984,152	6,152,810	19,736,568	18,053,433
Interest	510,595	259,273	1,567,628	667,459
	75,292,149	69,338,931	251,768,429	229,103,827
Income before income taxes	1,994,808	1,439,540	11,357,457	6,085,056
Income taxes	709,000	547,000	4,077,000	2,315,000
Net income	$1,285,808	$892,540	$7,280,457	$3,770,056
Earnings per share:				
Basic	$.10	$.07	$.59	$.31
Diluted	.10	.07	.57	.30
Shares used in the computation of earnings per share:				
Basic	12,561,453	12,099,083	12,379,668	12,071,986
Diluted	12,948,791	12,446,990	12,792,411	12,484,342
Cash dividends per share:	$.095	$.035	$.165	$.10

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Supreme Industries, Inc. and Subsidiaries Consolidated Balance Sheets

	September 24, 2005 (Unaudited)	December 25, 2004 (Audited)
Assets		
Current assets	$85,929,195	$80,680,035
Property, plant and equipment, net	48,079,556	47,190,964
Intangible assets, net	735,014	765,080
Other assets	526,203	560,540
Total assets	$135,269,968	$129,196,619
Liabilities		
Current liabilities	$29,402,595	$29,781,764
Long-term debt	27,900,000	28,766,667
Deferred income taxes	3,043,979	3,085,179
Other long-term debt	114,870	--
Total liabilities	60,461,444	61,633,610
Total stockholders' equity	74,808,524	67,563,009
Total liabilities and stockholders' equity	$135,269,968	$129,196,619

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Exhibit 99.2

Transcript of Conference Call Held by the Company on November 3, 2005

Good afternoon everyone. Thank you for joining us for today's conference call to discuss Supreme's third quarter and first nine-months of 2005 financial results. The press release was issued this morning. If you have not received a copy, please call Supreme's offices at 574.642.3070 and one will be faxed to you. Joining me today are Supreme's Vice President's, Christy Miller, Manufacturing, Barry Lown, Sales and Marketing and Jeff Mowery, CFO. I will provide a financial overview and additional details on the quarter. After that, we will be available to answer any questions that you may have. Before we begin, I must remind you that during our conversation today you may hear some forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable and that those statements are based on reasonable assumptions, we cannot guarantee that we will meet any expectations that might arise from these forward-looking statements and their underlying assumptions. Some of the important factors that could cause Supreme's results to differ materially from such expectations include: limitations on the availability of chassis for its products, the availability of raw material, severe interest rate increases and other factors that are detailed in our SEC filings.

In the third quarter, Supreme's business continued to grow as evidenced by the increases in revenues and earnings. This growth was primarily a result of the price increases we implemented throughout 2004 in addition to the continued demand within the commercial truck and transportation industries. Third-quarter 2005 revenues grew 9.2 percent to $77.3 million from $70.8 million in the same period of 2004. For the first nine months of 2005, revenues increased by 11.9 percent to $263.1 million versus $235.2 million in the same period last year. The increase in sales was attributable to higher levels of fleet and leasing revenues, increased bus revenues combined with the result of the price increases implemented by the Company throughout 2004 and the beginning of 2005.

Gross profit as a percentage of net sales decreased slightly in the current quarter verses the same period last year. Improvements in direct labor, overhead and delivery expenses as a percentage of net sales were offset by an increase in material cost as a result of the Company's annual physical inventories. We believe this increase in material cost is a result of multiple factors. These factors include: changes in demand that influence product mix, highly customized products and the associated manufacturing processes, updates to core products and development of new products. Additionally, rapidly escalating material cost during 2004 coupled with a significant increase in revenue further contributed to the adjustments. Gross margins improved for the nine months ended September 24, 2005 primarily as a result of the price increases the Company implemented throughout 2004 and the beginning of 2005.

Supreme's gross margin increased to 12.2 percent for the nine-month period versus 10.4 percent in the same period last year primarily as a result of the price increases the Company implemented throughout 2004 and 2005, as well as cost stabilization in 2005 for the majority of the raw materials used in the production of Supreme's products.

Additionally, gross profit in the 2005 three- and nine-month periods was negatively impacted by an escalation in group health insurance costs, particularly in the second quarter. These costs increased by $343,000 and $1.1 million for the three- and nine-month periods ended September 24, 2005 respectively, compared to the corresponding periods in 2004.

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Selling, general and administrative expenses decreased to 7.8 percent of net sales in the 2005 third quarter compared to 8.7 percent in last year's third quarter. This reduction primarily relates to the increased level of sales.

Interest expense for the current quarter was $511 thousand compared to $259 thousand in last years third quarter. This increase is a result of higher levels of borrowing to finance working capital and capital expenditures, and the rise in interest rates.

Supreme's effective tax rate for the current quarter was 35.5 percent versus 38.0 percent in the prior-year period. The decrease in the Company's effective tax rate is attributable to additional tax deductions allowed to manufacturers as a result of the 2004 American Jobs Creation Act and certain tax benefits resulting from the formation of a captive insurance company.

Net income in the quarter was $1.3 million, or $0.10 cents per diluted share, compared to $893 thousand, or $0.07 cents per diluted share, in the third quarter of 2004. Versus last year, this represents an increase of 44 percent in net income and a 43 percent increase in our diluted earnings per share.

To further support our growth, capital expenditures totaled approximately $1.1 million in the quarter and $4.0 million in the nine month period. The Company completed the construction of an additional manufacturing facility at its Griffin, Georgia location and expended $1.5 million on this building project during the first nine months of 2005. Our Jonestown, Pennsylvania location had $0.8 million in capital expenditures relating to the continuing improvement of operations at its recently acquired manufacturing plant adjacent to our existing facilities. During the quarter 10 acres and a 24,000 sq. ft. facility became available adjacent to the Company's FRP facility. The Company elected to purchase this facility to replace leased facilities that were not adjacent to its manufacturing plant. Additionally, 2.0 acres became available that the Company was leasing in PA. With these acquisitions capital expenditures for 2005 will approximate $5.2 million.

Turning to the balance sheet, shareholders equity continued to improve to $74.9 million, up 10.8 percent from the end of 2004. This positive increase is after having paid $2.1 in cash dividends so far in 2005. Our book value was $5.91 per share, and long-term debt-to-total-capital was 27.1 percent.

As we announced on October 28th, the board of directors declared a nine and one-half cent cash dividend payable on November 21, 2005. The record date for this dividend will be November 14.

Our backlog at September 25, 2005, stood at $69.1 million, up slightly from $64.9 million in the same period last year.   The increase in backlog relates to the price increases that we implemented throughout 2004 and early 2005. Additionally, while the strength in our truck division has primarily led the way during the past several quarters, we are now experiencing higher demand in our bus division which continues to grow as a percentage of total backlog.

Working capital increased to $56.5 million at the end of the current quarter from $53.4 million at the same date last year. Our working capital ratio was 2.9 to 1.

While the competitive landscape remains challenging, we are optimistic given our sales backlog. Furthermore, there are several reasons to be enthusiastic. Although the volume of fleet business is expected to be below that of last year, we feel we have progressed in our overall fleet efforts. We have been awarded the largest number of units with one major customer against increased competition. Additionally we received 70% of consumer builds on another bid package, our best performance ever. Spring commercial bids could further improve our fleet performance. We are also enthusiastic about our bus backlog. At the end of September bus backlog was a historic high for our StarTrans Bus Division. We are optimistic this will continue. Armored shipments are up 108% in Q3 as compared to last year and year to date armored is up 73%. Demand is high for Armored Suburbans going to the Middle East. We are currently developing new vehicles to address this market.

Finally, we remain pleased with the overall demand for our truck and bus products, and we believe our extensive product offerings, new product introductions and superior service to customers will afford us opportunities for continued profitability.

With that being the conclusion of our formal remarks, we would now like to open the call for any questions you may have.